UNI
SECURITIES AND
Washin

14048169

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

SEC MAIL RECEIVED MAR 04 2014 WASH, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.L. King & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nine Elk Street
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Benton (518)431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South Street (Address) Boston (City) Massachusetts (State) 02111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, __Robert A. Benton________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____C.L. King & Associates, Inc.________________________________, as of __December 31, ____________________, 2013_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

__Chief Financial Officer

Title

Notary Public

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm)

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.L. King & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nine Elk Street
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Benton (518)431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South Street (Address) Boston (City) Massachusetts (State) 02111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Robert A. Benton____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____C.L. King & Associates, Inc.____, as of __December 31, __________________________, 2013_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

__Chief Financial Officer

Title

[signature]

Notary Public

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Table of Contents

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
C.L. King & Associates, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of C.L. King & Associates, Inc. and its subsidiary (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly in all material respects, the financial position of C.L. King & Associates, Inc. and its subsidiary as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2014

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	247,768
Cash and securities segregated under federal and other regulations		20,230,733
Deposits with clearing organizations		3,278,753
Receivables from:		
Brokers, dealers and clearing organizations		8,797,177
Securities borrowed		115,929,000
Customers		32,238,247
Related parties		126,795,866
Securities owned, at fair value ($8,950,460 pledged as collateral 2013)		107,979,471
Property and equipment, net		831,196
Other assets		1,607,359
Total assets	$	417,935,570
Liabilities and Stockholders' Equity		
Short-term bank loans	$	26,870,000
Payables to:		
Brokers, dealers and clearing organizations		10,743,956
Securities loaned		135,878,128
Customers		35,686,962
Related parties		141,771,665
Securities sold, but not yet purchased, at fair value		10,163,533
Accounts payable and accrued expenses		6,380,603
Total liabilities		367,494,847
Commitments and contingencies (note 9)		
Subordinated borrowings – related party		14,000,000
Stockholders' equity:		
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares		3,050
Additional paid-in capital		17,149,655
Retained earnings		19,312,631
Less treasury stock, at cost, 9,250 shares		(24,613)
Total stockholders' equity		36,440,723
Total liabilities and stockholders' equity	$	417,935,570

See accompanying notes to the consolidated financial statement.

(1) Organization

The consolidated financial statement includes the accounts of C.L. King & Associates, Inc. (the Company) and its wholly owned subsidiary Jetco V, LLC that was not active throughout 2013. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States. In its capacity as a broker-dealer, the Company clears derivative products for clients and affiliates on certain exchanges.

(2) Significant Accounting Policies

(a) Basis of Presentation

This consolidated financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2013 have been made.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

(d) Securities Transactions

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Realized and unrealized gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Equity securities owned and equity securities sold, but not yet purchased are comprised of United States equity securities and are measured at fair value based on quoted market prices. Fixed income securities owned, and fixed income securities sold, but not yet purchased, generally are valued on the basis of prices furnished by a pricing service when the Company believes such prices accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing

techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are measured at fair value estimated by the Company as further described in the following paragraph.

The Company considers all appropriate factors relevant to the value of securities for which it has determined other pricing sources are not available or reliable as described above. No single factor for determining fair value takes precedent, since fair value depends upon specified facts and circumstances of each security. As a general principle, the current fair value of an issue of securities being valued by the Company would approximate the amount which the owner might reasonably expect to receive for them upon their current sale. Methods which are in accordance with this principle may, for example, be based on (i) a discount from market of a similar freely traded security (including a derivative security or a basket of securities traded on other markets, exchanges or among dealers); or (ii) yield to maturity with respect to debt issues, or a combination of these and other methods.

(e) Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date and underwriting commitment fees at the time the underwriting is completed and the income is reasonably determinable.

(f) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company will obtain possession of collateral with a fair value equal to or in excess of the principal amount of cash loaned under resale agreements ($17,676,701 as of December 31, 2013). These agreements typically mature within one week.

The Company monitors the collateral and exposure related to margin accounts, repurchase agreements and securities borrowed and when necessary establishes a reserve. The Company has not established a reserve for financial assets as of December 31, 2013.

(g) Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company has elected not to offset receivables and payable for securities borrowed and lent with the same counterparty on the consolidated statement of financial condition.

(h) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with lives ranging from three to ten years.

(i) Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2013 is not readily estimable due to a lack of an observable market for these or similar instruments.

Securities segregated under federal and other regulations, receivables and payables from and to brokers, dealers, clearing organizations, customers and related parties and short-term bank loans, are reported on the statement of financial condition at amortized cost. While this is estimated to approximate fair value, they are not accounted for at fair value and therefore are not included in the Company's fair value hierarchy detailed in note 6. Had these balances been thus included, all of them would have been classified in Level 2 as of December 31, 2013.

(j) Income Taxes

No provision for income taxes has been made in the accompanying financial statements as the Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

A provision shall be recognized in the financial statements when and to the extent a tax position (an uncertain tax position) is not more likely than not to be sustained upon examination. As of December 31, 2013, the Company has not recorded any provision for uncertain tax positions taken on returns filed from open tax years (2010-2012), or expected to be taken on the Company's 2013 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, New Jersey, Massachusetts, Wisconsin and Minnesota.

(3) Cash and Securities Segregated under Federal and Other Regulations

Cash of $10,029,179 and resale agreements collateralized by U.S. government securities of $10,000,000 as of December 31, 2013 have been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

The Company had a reserve requirement for proprietary accounts of introducing brokers (PAIB) of $100,004 at December 31, 2013. Cash of $201,554 as of December 31, 2013 was segregated in a special reserve bank account.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations and Securities Borrowed and Loaned

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2013:

Resale agreements	$	7,773,000
Receivables from clearing broker		524,975
Receivables from clearing organizations		2,038
Receivables from brokers for underwriting		495,649
Receivables from securities failed to deliver		1,515
	$	8,797,177

Payables to brokers for unsettled securities transactions, net	$	10,383,085
Payable to clearing broker		20,015
Payable to clearing organization		39,918
Payables from securities failed to receive		200,934
Payables to introducing brokers		100,004
	$	10,743,956

Receivables from clearing broker represent cash balances on deposit with and securities receivable from the Company's clearing broker.

Proprietary securities transactions are recorded on trade date, as if they had settled. The amounts receivable and payable for unsettled securities transactions are recorded net in payables to brokers, dealers and clearing organization on the statement of financial condition.

At December 31, 2013, the Company had $586,906 of collateral on deposit at clearing organizations. Of that amount, $453,151 was required to support customer positions.

At December 31, 2013, the Company held securities with a fair value of $112,363,809 as collateral in its receivable from brokers for securities borrowed. Such borrowings were made to effectuate short sales by the firm and its customers and related parties.

At December 31, 2013, the Company used its securities and those of certain related parties (together, with a fair value of $135,762,900) as collateral in its payable to brokers for securities loaned.

(5) Receivables from and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Receivables from customers were collateralized by securities made available to the Company from customer accounts with a fair value of $44,887,859 and receivables from related parties were collateralized by securities with a fair value of $371,266,653 as of December 31, 2013.

(6) Securities Owned and Securities Sold, but not yet Purchased

In accordance with FASB ASC 820, fair value is defined as the price that would be received by the Company upon selling an asset or paid by the Company to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of a principal market for the asset or liability, the assumption is that the transaction occurs on the most advantageous market for the asset or liability. FASB ASC 820 established a three-tier fair value hierarchy that prioritizes the assumptions, also known as "inputs", to valuation techniques used by market participants to measure fair value. The term "inputs" refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier hierarchy of inputs is summarized in three levels with the highest priority given to Level 1 and the lowest priority given to Level 3: Level 1 – quoted prices – in active markets for identical securities, Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) and Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a summary of the inputs used in valuing the Company's assets carried at fair value at December 31, 2013:

		Securities owned	Securities sold, but not yet purchased
Valuation inputs:			
Level 1 – Quoted prices			
common and preferred equities	$	18,724,766	2,726,516
Total Level 1		18,724,766	2,726,516

	Securities owned	Securities sold, but not yet purchased
Level 2 – Significant other observable inputs		
U.S. government and federal agency obligations	$ 6,334,720	7,121,392
State and municipal bonds	71,041,517	—
Corporate obligations	8,915,760	315,625
Preferred equities	2,962,708	—
Total Level 2	89,254,705	7,437,017
Level 3 – Significant unobservable inputs	—	—
Total	$ 107,979,471	10,163,533

During the year ended December 31, 2013, The Company did not hold any Level 3 financial instruments at any time, and nor were there any transfers of securities between Levels 1 and 2.

(7) Property and Equipment

Property and equipment consists of the following at December 31, 2013:

Furniture/fixtures	$ 268,735
Office equipment	1,986,368
Leasehold improvements	1,233,885
	3,488,988
Less accumulated depreciation	(2,657,792)
Property and equipment, net	$ 831,196

(8) Short-Term Bank Loans

The short-term bank loans are obtained under three lines of credit: one $45,000,000 line of credit, one $30,000,000 line of credit and one $10,000,000 line of credit, all with variable interest rates. The interest rates on the lines are as follows: on one of the lines, it is based upon the actual federal funds rate plus 1.00% (1.04% at December 31, 2013), another is based upon the targeted federal funds rate plus 1.00% (1.25% at December 31, 2013) and the third is based upon the overnight LIBOR rate plus 1.00% (1.10% at December 31, 2013). As of December 31, 2013, the loans are collateralized by $88,645,127 of the Company's and certain related parties securities purchased on margin subject to certain regulatory formula. Total unused lines of credit amounted to $58,130,000 at December 31, 2013.

(9) Commitments and Contingencies

The Company leases office space and certain office and communication equipment under noncancelable operating leases which expire at various times through 2020. Certain leases contain renewal options and escalating rent. Future minimum annual rentals payable are as follows:

2014	$	1,353,082
2015		1,269,277
2016		1,195,836
2017		1,153,548
2018		668,127
Thereafter		1,024,846
	$	6,664,716

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2013, the total of all open underwriting commitments was $2,279,150.

(a) Litigation

In the normal course of business, the Company has been named a defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation or otherwise has possible exposure, under certain claims. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages or are class actions which seek unspecified damages that could be substantial. These proceedings arise primarily from investment banking activities. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management based upon the advice of its attorneys, such matters will not in the aggregate have a material adverse effect on the Company's liquidity or financial position, although they could have a material effect on annual operating results in the period in which they are resolved. This estimate is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The estimate is based on various factors, including the varying stages of the proceedings and the uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

(b) Regulatory

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory and taxing authorities agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the Securities and Exchange Commission (the SEC), FINRA and various state regulators and other governmental agencies.

(c) *Guarantees and Indemnities*

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated because there is no maximum. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

(10) Subordinated Borrowings

On July 30, 2010, March 31, 2011, June 30, 2011 and February 28, 2012 the Company entered into four separate secured demand note agreements with the Company's principal stockholder for $5,000,000, $5,000,000, $2,000,000 and $2,000,000, respectively. The June 30, 2011 and February 28, 2012 agreements bear interest at 2% and the March 31, 2011 and July 30, 2010 agreements bear interest at 4%. These are recorded as receivables from related parties and subordinated borrowings on the statement of financial condition. The debts are collateralized by securities with a fair value of $31,712,634 at December 31, 2013. Interest is paid monthly with the principal amount due at maturity on August 31, 2015, March 31, 2017, June 30, 2017 and March 31, 2015, respectively.

FINRA has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(11) Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

Included in payable to related parties at December 31, 2013 is $165,392 which represents the amounts received from Paradigm Capital Management, Inc. (PCM) in excess of the value of services allocated for the month of December 2013.

Included in receivable from related parties at December 31, 2013 is $41,463, which represents the amounts due from Paradigm Funds Advisor LLC (PFA) in excess of the value of services allocated for the month of December 2013.

Prior to November 2013, in accordance with the terms of the trading compensation agreement (Compensation Agreement) interest, dividends and net realized and unrealized gains and losses recognized on securities owned by the Company that are managed directly by the principal stockholder are accrued to

(Continued)

their benefit. At November 1, 2013, the Compensation Agreement was terminated and the accrued benefit to the principal stockholder of $8,052,705 was forfeited. The amount forfeited by the principal stockholder has been reflected in stockholders' equity as a capital contribution.

(12) Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2013.

The Company has a deferred compensation plan for an employee. Benefits in this plan vest over a five year period. The Company has accrued $354,373 related to this plan as of December 31, 2013. These amounts are included in accounts payable and accrued expenses on the consolidated statement of financial condition.

(13) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1,500,000, whichever is greater. At December 31, 2013, the Company had net capital of $37,046,001, which was 43% of aggregate debit balances and $35,321,075 in excess of required minimum net capital of $1,724,926.

(14) Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

(Continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at the year end fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to year end. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

(15) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to reduce the risk of loss from customer default on margin credit lending by requiring initial and maintenance margin and by monitoring the quality and concentration of collateral.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.

(16) Subsequent Events

The Company has performed an evaluation of all other subsequent events through February 27, 2014, the date the consolidated financial statement was issued, and noted no further events occurring subsequent to December 31, 2013 and through the date of our evaluation requiring accrual or disclosure in this consolidated financial statement.

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

In planning and performing our audit of the consolidated financial statements of C.L. King & Associates, Inc. and Subsidiary (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

February 27, 2014